Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of financial condition and results of operations together with the unaudited condensed consolidated financial statements and the related notes to those statements included as Exhibit 99.1 to this Report on Form 6-K submitted to the Securities and Exchange Commission, or the SEC, on November 13, 2025. We also recommend that you read our discussion and analysis of financial condition and results of operations together with our audited financial statements and the notes thereto, and the section entitled “Risk Factors”, each of which appear in our Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on March 20, 2025 (the “Annual Report”), as well as the “Supplemental Risk Factors” filed with our Form 6-Ks from time to time with the SEC.

We present our unaudited condensed consolidated financial statements in pounds sterling and in accordance with International Accounting Standard 34, “Interim Financial Reporting,” or IAS 34, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including generally accepted accounting principles in the United States, or U.S. GAAP.

Unless otherwise indicated or the context otherwise requires, all references to “NuCana,” the “Company,” “we,” “our,” “us” or similar terms refer to NuCana plc and its consolidated subsidiaries.

The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of our Annual Report and any subsequent reports that we file with the SEC.

Company Overview

We are a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for patients with cancer by applying our ProTide technology to transform some of the most widely prescribed chemotherapy agents, nucleoside analogs, into more effective and safer medicines. While these conventional agents remain part of the standard of care for the treatment of many solid and hematological tumors, they have significant shortcomings that limit their efficacy and they are often poorly tolerated. Utilizing our proprietary technology, we are developing new medicines, ProTides, designed to overcome the key limitations of nucleoside analogs and generate much higher concentrations of anti-cancer metabolites in cancer cells. NuCana’s pipeline includes NUC-7738 and NUC-3373. NUC-7738 is a novel anti-cancer agent that disrupts RNA polyadenylation, profoundly impacts gene expression in cancer cells and targets multiple aspects of the tumor microenvironment. NUC-7738 is in the Phase 2 part of a Phase 1/2 trial which is evaluating NUC-7738 as a monotherapy in patients with advanced solid tumors and in combination with pembrolizumab in patients with melanoma. NUC-3373 is a new chemical entity derived from the nucleoside analog 5-fluorouracil, a widely used chemotherapy agent. NUC-3373 has recently been evaluated in a Phase 1b/2 modular trial (NuTide:303) of NUC-3373 in combination with the PD-1 inhibitor pembrolizumab for patients with advanced solid tumors and in combination with docetaxel for patients with lung cancer, and we are currently evaluating further characterization of mode of action and target indications for further clinical trials of NUC-3373.

Financial Operations Overview

Revenues

We do not have any approved products. Accordingly, we have not generated any revenue, and we do not expect to generate any revenue from the sale of any products unless and until we obtain regulatory approvals for, and commercialize any of, our product candidates. In the future, we will seek to generate revenue primarily from product sales and, potentially, regional or global collaborations with strategic partners.

Operating Expenses

We classify our operating expenses into two categories: research and development expenses and administrative expenses. Personnel costs, including salaries, benefits, bonuses and share-based payment expense, comprise a component of each of these expense categories. We allocate expenses associated with personnel costs based on the function performed by the respective employees.

Research and Development Expenses

The largest component of our total operating expenses since our inception has been costs related to our research and development activities, including the preclinical and clinical development of our product candidates.

Research and development costs are expensed as incurred. Our research and development expense primarily consists of:

•	costs incurred under agreements with contract research organizations, or CROs, and investigative sites that conduct preclinical studies and clinical trials;

•	costs related to manufacturing active pharmaceutical ingredients and drug products for preclinical studies and clinical trials;

•

salaries and personnel-related costs, including bonuses, benefits and any share-based payment expense, for our personnel performing research and development activities or managing those activities that have been outsourced;

•	fees paid to consultants and other third parties who support our product candidate development;

•	costs of maintaining and defending patents;

•	other costs incurred in seeking regulatory approval for our product candidates; and

•	payments under our license agreements.

The successful development of our ProTides is highly uncertain. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later stage clinical trials. However, we do not believe that it is possible at this time to accurately project total program specific expenses through commercialization. We are also unable to predict when, if ever, material net cash inflows will commence from our product candidates to offset these expenses. Our expenditures on current and future preclinical and clinical development programs are subject to numerous uncertainties in timing and cost to completion.

The duration, costs and timing of clinical trials and development of our product candidates will depend on a variety of factors including:

•	the scope, rate of progress, results and expenses of our ongoing and future clinical trials, preclinical studies and research and development activities;

•	the potential need for additional clinical trials or preclinical studies requested by regulatory agencies;

•	potential uncertainties in clinical trial enrollment rates or drop-out or discontinuation rates of patients;

•

competition with other drug development companies in, and the related expense of, identifying and enrolling patients in our clinical trials and contracting with third-party manufacturers for the production of the drug product needed for our clinical trials;

•	the achievement of milestones requiring payments under in-licensing agreements;

•	any significant changes in government regulation;

•	the terms and timing of any regulatory approvals;

•	the expense of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights; and

•	the ability to market, commercialize and achieve market acceptance for any of our product candidates, if approved.

We track research and development expenses on a program-by-program basis for both clinical-stage and preclinical product candidates. Where appropriate, manufacturing and non-clinical research and development expenses are assigned or allocated to individual product candidates.

Administrative Expenses

Administrative expenses consist of personnel costs, depreciation, amortization and other expenses for outside professional services, including legal, audit and accounting services. Personnel costs consist of salaries, bonuses, benefits and share-based payment expense. Other administrative expenses include office related costs, professional fees and costs of our information systems. We anticipate that our administrative expenses will continue to increase in the future as we increase our headcount to support our continued research and development and potential commercialization of our product candidates. We also incur expenses as a public company, including expenses related to compliance with the rules and regulations of the SEC and Nasdaq, additional insurance expenses, and expenses related to investor relations and other administrative and professional services.

Other Income

Other income represents income unrelated to ordinary business activities and therefore does not meet the definition of revenue. Other income consists of ADR depository contributions and insurance proceeds.

Net Foreign Exchange (Losses) Gains

Net foreign exchange (losses) gains primarily relates to cash held in U.S. dollars.

Finance Income

Finance income relates to interest earned on our cash and cash equivalents.

Finance Expense

Finance expense relates to fair value revaluation losses from derivative financial instruments.

Income Tax Credit

We are subject to corporate taxation in the United Kingdom and our wholly owned U.S. subsidiary, NuCana, Inc., is subject to corporate taxation in the United States. Due to the nature of our business, we have generated losses in the United Kingdom since our inception. Our income tax credit recognized represents the sum of the research and development tax credits recoverable in the United Kingdom and in the United States, and income tax payable in the United States.

As a company that carries out extensive research and development activities, we benefit from the U.K. and U.S. research and development tax credit regimes. In the United Kingdom, we are able to surrender some of our losses for a cash rebate of up to 26.97% of eligible expenditures on qualifying research and development projects incurred. In the United States, we are able to offset the research and development credits against corporation tax payable. Our qualifying expenditures in the United Kingdom largely comprise clinical trial and manufacturing costs, employment costs for relevant staff and consumables incurred as part of research and development projects. In the United Kingdom, where we receive the larger proportion of the research and development credits, certain subcontracted qualifying research and development expenditures are eligible for a cash rebate of up to 17.53%. A large proportion of costs relating to our research and development, clinical trials and manufacturing activities are currently eligible for inclusion within these tax credit cash rebate claims. However, for accounting periods beginning on or after April 1, 2024, research and development expenditure on overseas subcontractors is no longer eligible unless certain criteria are met. Overseas subcontractor expenditure is now only eligible when there are conditions present overseas which are not present in the United Kingdom and it would be ‘wholly unreasonable’ to replicate those conditions within the United Kingdom.

We may not be able to continue to claim research and development tax credits in the United Kingdom in the future under the current research and development tax credit scheme because we may no longer qualify as a R&D-intensive loss-making small or medium-sized company. However, in that scenario, we may be able to file under the merged scheme R&D expenditure credit.

Results of Operations

Comparison of the Three Months Ended September 30, 2025 and September 30, 2024

The following table summarizes the results of our operations for the three months ended September 30, 2025 and 2024.

	For the Three Months Ended September 30,
	2025	2024
	(unaudited)
	(in thousands)
	£	£
Research and development expenses	(2,172)	(3,736)
Administrative expenses	(1,399)	(1,358)
Other income	2,692	—
Net foreign exchange gains (losses)	100	(229)

Operating loss	(779)	(5,323)
Finance income	153	72

Loss before tax	(626)	(5,251)
Income tax credit	345	740

Loss for the period	(281)	(4,511)
Other comprehensive income (expense):
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	14	(52)

Total comprehensive loss for the period	(267)	(4,563)

Research and Development Expenses

Research and development expenses were £2.2 million for the three months ended September 30, 2025 as compared to £3.7 million for the three months ended September 30, 2024.

In the three months ended September 30, 2025:

•	Clinical trial expenses decreased by £2.3 million due to reduced expenditure across most clinical trials, predominantly NuTide:323, partially offset by increased expenditure on NuTide:701;

•	Share-based payment expenses increased by £0.4 million primarily due to options granted in the second quarter of 2025; and

•	Other research and development costs increased by £0.4 million principally due to higher manufacturing and personnel costs.

The following table gives a breakdown of the research and development costs incurred by product candidate for the three months ended September 30, 2025 and 2024:

	For the Three Months Ended September 30,
	2025	2024
	(in thousands)
	£	£
NUC-7738	1,712	622
NUC-3373	480	3,200
Acelarin	(157)	(367)
Other	137	281

	2,172	3,736

Administrative Expenses

Administrative expenses were £1.4 million for the three months ended September 30, 2025 as compared to £1.4 million for the three months ended September 30, 2024.

In the three months ended September 30, 2025:

•	Share-based payment expenses increased by £0.1 million primarily due to options granted in the second quarter of 2025; and

•	Other administrative expenses decreased by £0.1 million.

Net Foreign Exchange Gains (Losses)

For the three months ended September 30, 2025, we recorded a net foreign exchange gain of £0.1 million, compared with a net foreign exchange loss of £0.2 million for the three months ended September 30, 2024. In 2025, the gain primarily reflected the appreciation of the U.S. dollar against the U.K. pound sterling. In contrast, in 2024, the loss arose from the depreciation of the U.S. dollar relative to the U.K. pound sterling.

Other Income

Other income was £2.7 million for the three months ended September 30, 2025 as compared to £nil for the three months ended September 30, 2024.

In the three months ended September 30, 2025:

•	ADR depositary contributions of £1.9 million were received with no corresponding income in the three months ended September 30, 2024; and

•	One off insurance proceeds of £0.8 million were received.

Finance Income

Finance income represents bank interest and was £0.2 million for the three months ended September 30, 2025 and £0.1 million for the three months ended September 30, 2024. The increase in bank interest resulted from higher cash deposits.

Income Tax Credit

The income tax credit for the three months ended September 30, 2025, which principally relates to U.K. research and development tax credits, amounted to £0.3 million as compared to £0.7 million for the three months ended September 30, 2024. The decrease in the income tax credit was primarily attributable to a decrease in our eligible research and development expenses.

Results of Operations

Comparison of the Nine Months Ended September 30, 2025 and September 30, 2024

The following table summarizes the results of our operations for the nine months ended September 30, 2025 and 2024.

	For the Nine Months Ended September 30,
	2025	2024
	(unaudited)
	(in thousands)
	£	£
Research and development expenses	(11,001)	(17,288)
Administrative expenses	(6,989)	(4,448)
Other income	2,692	—
Net foreign exchange losses	(161)	(208)

Operating loss	(15,459)	(21,944)
Finance income	213	283
Finance expense	(12,648)	—

Loss before tax	(27,894)	(21,661)
Income tax credit	1,026	3,317

Loss for the period	(26,868)	(18,344)
Other comprehensive expense:
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(62)	(45)

Total comprehensive loss for the period	(26,930)	(18,389)

Research and Development Expenses

Research and development expenses were £11.0 million for the nine months ended September 30, 2025 as compared to £17.3 million for the nine months ended September 30, 2024.

In the nine months ended September 30, 2025:

•	Clinical trial expenses decreased by £10.7 million due to reduced expenditure across all clinical trials, predominantly NuTide:323;

•	Other research and development costs decreased by £1.0 million, principally due to lower personnel costs, partially offset by increased manufacturing costs; and

•	Share-based payment expenses increased by £5.4 million primarily due to options granted in the second quarter of 2025.

The following table gives a breakdown of the research and development costs incurred by product candidate for the nine months ended September 30, 2025 and 2024:

	For the Nine Months Ended September 30,
	2025	2024
	(in thousands)
	£	£
NUC-7738	6,885	2,308
NUC-3373	3,651	14,205
Acelarin	6	(89)
Other	459	864

	11,001	17,288

Administrative Expenses

Administrative expenses were £7.0 million for the nine months ended September 30, 2025 as compared to £4.4 million for the nine months ended September 30, 2024.

In the nine months ended September 30, 2025:

•	Share-based payment expenses increased by £2.0 million primarily due to options granted in the second quarter of 2025;

•	Professional fees related to the issue of warrants were £1.4 million, with no corresponding cost in the nine months ended September 30, 2024; and

•	Other administrative expenses decreased by £0.8 million.

Other Income

Other income was £2.7 million for the nine months ended September 30, 2025 as compared to £nil for the nine months ended September 30, 2024.

In the nine months ended September 30, 2025:

•	ADR depositary contributions of £1.9 million were received with no corresponding income in the nine months ended September 30, 2024; and

•	One off insurance proceeds of £0.8 million were received.

Net Foreign Exchange Losses

For the nine months ended September 30, 2025, we recorded a net foreign exchange loss of £0.2 million, compared with a net foreign exchange loss of £0.2 million for the nine months ended September 30, 2024.

Finance Income

Finance income represents bank interest and was £0.2 million for the nine months ended September 30, 2025 and £0.3 million for the nine months ended September 30, 2024. The decrease in bank interest resulted from lower average cash deposits.

Finance Expense

Finance expense relates to fair value revaluation losses from derivative financial instruments being remeasured at fair value through profit or loss and was £12.6 million for the nine months ended September 30, 2025, with no such expense for the nine months ended September 30, 2024.

Income Tax Credit

The income tax credit for the nine months ended September 30, 2025, which is largely composed of U.K. research and development tax credits, amounted to £1.0 million as compared to £3.3 million for the nine months ended September 30, 2024. The decrease in the income tax credit was primarily attributable to a decrease in our eligible research and development expenses.

Liquidity and Capital Resources

Overview

Since our inception, we have incurred significant operating losses and negative cash flows. We anticipate that we will continue to incur losses for at least the next several years. As a result, we may need additional capital to fund our operations, which we may obtain from additional equity financings, debt financings, research funding, collaborations, contract and grant revenue or other sources.

As of September 30, 2025 and December 31, 2024, we had cash and cash equivalents of £25.2 million and £6.7 million respectively. We do not currently have any approved products and have never generated any revenue from product sales. To date we have financed our operations primarily through the issuances of our equity securities. We expect that our existing cash and cash equivalents will be sufficient to meet our anticipated cash requirements into 2029.

In June 2025, we entered into an ATM sales agreement with A.G.P./Alliance Global Partners, or A.G.P., and Laidlaw & Company (UK) Ltd., or Laidlaw, pursuant to which we may periodically sell ADSs having an aggregate offering price of up to $100.0 million through A.G.P. and Laidlaw acting as our agents. Sales of our ADSs pursuant to this ATM program are subject to certain conditions specified in the sales agreement. In connection with entering into the agreement with A.G.P. and Laidlaw, we terminated the ATM sales agreement from August 2021 between us and Jefferies LLC, or Jefferies. Sales under the ATM program are registered on a shelf registration statement on Form F-3 that we filed with the SEC in June 2025, and which permits the offering, issuance and sale by us of up to a maximum aggregate offering price of $150.0 million of our securities, inclusive of our ADSs sold under the ATM program. During the nine months ending September 30, 2025 we sold and issued 394,303 ADSs, representing 9,857,575 ordinary shares, under the ATM program with Jefferies, raising gross proceeds of £0.5 million, and we sold and issued 450,758,552 ADSs, representing 11,268,963,800 ordinary shares, under the ATM program with A.G.P. and Laidlaw, raising gross proceeds of £19.0 million.

Cash Flows Comparison of the Nine Months Ended September 30, 2025 and September 30, 2024

The following table summarizes the results of our cash flows for the nine months ended September 30, 2025 and 2024.

	For the Nine Months Ended September 30,
	2025	2024
	(unaudited)
	(in thousands)
	£	£
Net cash used in operating activities	(6,317)	(11,663)
Net cash from investing activities	25	57
Net cash from financing activities	24,999	5,999

Net increase (decrease) in cash and cash equivalents	18,707	(5,607)

Operating Activities

Net cash used in operating activities was £6.3 million for the nine months ended September 30, 2025 as compared to £11.7 million for the nine months ended September 30, 2024, a net decrease in cash outflows of £5.4 million.

In the nine months ended September 30, 2025:

•	Operating loss cash outflows were lower by £13.7 million; and

•	Working capital outflows were £4.4 million as compared to working capital inflows of £3.9 million in the nine months ended September 30, 2024.

Investing Activities

Net cash from investing activities was £25,000 for the nine months ended September 30, 2025, compared with net cash from investing activities of £0.1 million for the nine months ended September 30, 2024.

In the nine months ended September 30, 2025:

•	Interest income was lower by £0.1 million; and

•	Cash used to acquire intangible assets was lower by £0.1 million.

Financing Activities

Net cash from financing activities was £25.0 million for the nine months ended September 30, 2025, compared with £6.0 million for the nine months ended September 30, 2024.

In the nine months ended September 30, 2025:

•	Net proceeds from the issue of share capital were higher by £12.7 million;

•	Net proceeds from the issue, exercise and cancellation of warrants were £6.2 million; and

•	Payments for lease liabilities were lower by £0.1 million.

Operating and Capital Expenditure Requirements

We have not achieved profitability on an annual basis since our inception, and we expect to continue to incur net losses in the future.

We believe that our existing capital resources will be sufficient to fund our operations, including currently anticipated research and development activities and planned capital spending, into 2029. We carefully manage our capital resources and have sufficient controllable mitigating actions identified to manage our expenditure, including management of third-party expenses, such as timing of clinical trial activities, and internal resource costs.

However, our future funding requirements will depend on many factors, including but not limited to:

•	the scope, rate of progress and cost of our clinical trials taking place in the near term, preclinical programs and other related activities;

•	the extent of success in our early preclinical and clinical stage research programs, which will determine the amount of funding required to further the development of our product candidates;

•	the progress that we make in developing new product candidates based on our proprietary ProTide technology;

•	the cost of manufacturing clinical supplies and establishing commercial supplies of our product candidates and any products that we may develop;

•	the costs involved in filing and prosecuting patent applications and enforcing and defending potential patent claims;

•	the timing of receipt of our U.K. research and development tax credit cash rebates;

•	the outcome, timing and cost of regulatory approvals of our ProTide product candidates;

•	the cost and timing of establishing sales, marketing and distribution capabilities; and

•	the costs of hiring additional skilled employees to support our continued growth and the related costs of leasing additional office space.